

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05003101

JAN 21 2005

January 15, 2005

Alan L. Dye
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-15-2005

Re: Schering-Plough Corporation
Incoming letter dated December 9, 2004

Dear Mr. Dye:

This is in response to your letters dated December 9, 2004 and January 14, 2005 concerning the shareholder proposal submitted to Schering-Plough by William Steiner. We also have received letters on the proponent's behalf dated January 7, 2005 and January 11, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 28 2005
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310158

HOGAN & HARTSON

L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

Rule 14a-8(i)(1)
Rule 14a-8(i)(2)
Rule 14a-8(i)(3)
Rule 14a-8(i)(6)
Rule 14a-8(i)(7)
Rule 14a-8(l)

December 9, 2004

By Hand

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Schering-Plough Corporation – Shareholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

On behalf of Schering-Plough Corporation, a New Jersey corporation ("Schering-Plough"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of Schering-Plough's intention to exclude from its proxy materials for its 2005 annual meeting of shareholders (the "Annual Meeting") a shareholder proposal (the "Proposal") submitted by William Steiner (the "Proponent"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if Schering-Plough excludes the Proposal from its Annual Meeting proxy statement for the reasons set forth below.

Schering-Plough intends to file its definitive proxy materials for the Annual Meeting on March 14, 2005. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and one copy of this letter and its exhibits has been sent to each of the Proponent and

BERLIN MUNICH BRUSSELS LONDON PARIS BUDAPEST PRAGUE WARSAW MOSCOW BEIJING TOKYO
NEW YORK BALTIMORE McLEAN MIAMI DENVER BOULDER COLORADO SPRINGS LOS ANGELES

John Chevedden, whom the Proponent has named as his representative for purposes of the Proposal.

The Proposal

The Proposal recommends that Schering-Plough amend its by-laws to prohibit Schering-Plough from paying to any officer annual compensation in excess of the deductibility limits established by the Internal Revenue Code of 1986, as amended (the "Code"), unless the payment is approved by a vote of a majority of Schering-Plough's shareholders within one year preceding the payment. The Proposal further provides that, for purposes of the proposed limit on executive compensation, Schering-Plough may exclude (i) "performance-based compensation" if Schering-Plough first discloses to shareholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan, and (ii) incentive stock options if Schering-Plough has recorded the fair value of the options as an expense in its financial statements. A copy of the Proposal, including the supporting statement and related correspondence, is attached to this letter as Exhibit A.

Discussion

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by eligible shareholders. A proposal is outside the scope of the rule, however, and therefore need not be included in the company's proxy materials, if the proposal falls within one of 13 substantive bases for exclusion specified in Rule 14a-8(i). For the reasons discussed below, we believe that the Proposal is excludable under Rule 14a-8(i)(1) on the ground that the Proposal is not a proper subject for shareholder action under the laws of Schering-Plough's state of incorporation; Rule 14a-8(i)(2) on the ground that, if implemented, the Proposal would cause Schering Plough to violate state law; Rule 14a-8(i)(3), on the ground that the Proposal is vague and indefinite and otherwise misleading under Rule 14a-9 and violates Rule 14a-8(l); Rule 14a-8(i)(6) on the ground that Schering-Plough is without power or authority to implement the Proposal; and Rule 14a-8(i)(7) on the ground that the proposal deals with Schering-Plough's ordinary business operations.

I. The Proposal is Not a Proper Subject for Shareholder Action and, if Implemented, Would Cause Schering-Plough to Violate State Law

Rule 14a-8(i)(1) allows a company to exclude a proposal if the subject matter of the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. Similarly, Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. Schering-Plough is incorporated under the laws of the State of New Jersey. For the reasons set forth below, we believe that the Proposal is not a proper subject for shareholder action under New Jersey law and that implementation of the Proposal would cause Schering Plough to violate New Jersey law. [1] These conclusions and the discussion of New Jersey law below are supported by the legal opinion of Pitney Hardin LLP, a nationally known New Jersey law firm experienced in matters of New Jersey corporate law, a copy of which is attached to this letter as Exhibit B.

A. Providing for Approval by a Vote of a "Majority of the Stockholders" Would Violate State Law

The Proposal seeks an amendment to Schering-Plough's by-laws to prohibit Schering-Plough from paying compensation to its officers in excess of certain amounts unless the compensation has been approved "by a vote of the majority of the stockholders." This voting standard would require approval of the proposed compensation by a majority of the persons who own Schering-Plough stock, without regard for the number of shares of stock owned by those persons. Implementation of this voting standard, which generally is known as "per capita voting," would violate Section 14A:5-11(1) of the New Jersey Business Corporation Act (the "NJBCA"), which provides that shareholders of a New Jersey corporation must act by a majority of the "votes cast" at a meeting of shareholders unless otherwise provided in the corporation's certificate of incorporation or the NJBCA. As discussed in the legal opinion of Pitney Hardin LLP attached as Exhibit B, under the "votes cast" standard established by Section 14A:5-11(1), an action taken at a meeting at which a quorum is present is deemed approved if the number of shares voting "yes" exceeds the number of shares voting "no." The number of shareholders (as opposed to shares) voting in favor of an action is irrelevant to whether the action is deemed approved under Section 14A:5-11(1).

Section 14A:5-11(1) provides that its voting standard must be followed unless a different voting standard is dictated by either the corporation's certificate of incorporation or the NJBCA. Neither Schering-Plough's certificate of incorporation nor the NJBCA establishes or authorizes a voting standard for approving officer compensation that is different from Section 14A:5-11(1). Accordingly, the Proposal mandates a voting standard that violates state law, and therefore the Proposal is not a proper subject for shareholder action and, if implemented, would cause Schering-Plough to violate state law.

Although the language of the Proposal clearly calls for per capita voting, it is possible that the Proponent intended to require a different voting standard. One might speculate, for

[1] Although the Proposal is precatory in that it "recommends" that Schering-Plough adopt the proposed by-law amendment, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. See *Pennzoil Corporation* (March 22, 1993); *Badger Paper Mills, Inc.* (March 15, 2000).

example, that the Proponent intended to require approval by (i) the holders of a majority of the shares outstanding at the time of the vote; (ii) a majority of the shareholders (as opposed to a majority of the shares) of Schering-Plough who are present or represented at a meeting of shareholders; or (iii) holders of a majority of the shares present at the meeting at which the vote is taken. Each of these voting standards, however, would be equally violative of Section 14A:5-11(1) of the NJBCA. The first standard would require the affirmative vote of holders of a majority of all shares outstanding rather than a majority of votes cast at the meeting, the second standard would be another form of per capita voting, and the third standard would require that "yes" votes represent a majority of the shares present or represented at the meeting rather than merely more than the number of "no" votes. (Because abstentions do not count as votes cast for purposes of Section 14a:5-11(1), a matter may be approved by less than a majority of the shares present or represented at the meeting, so long as more shares are voted "yes" than are voted "no.")

B. Restricting the Board of Directors' Authority to Determine Compensation by By-law Amendment Would Violate New Jersey Law

By seeking to restrict the authority of Schering-Plough's board of directors in the by-laws, the Proposal violates Section 14A:6-1 of the NJBCA, which provides that the business and affairs of a New Jersey corporation must be managed by the board of directors unless otherwise provided in the corporation's certificate of incorporation or the NJBCA. As discussed in the legal opinion of Pitney Hardin LLP attached as Exhibit B, the determination of compensation of corporate officers falls within the power and authority of the board of directors to manage the business and affairs of the corporation. Accordingly, any limitation on that power and authority must, under Section 14A:6-1 of the NJBCA, appear in either the corporation's certificate of incorporation or the NJBCA, and may not instead be imposed by the corporation's by-laws.

The NJBCA does not limit the authority of the board of directors of a New Jersey corporation to determine the compensation of the corporation's officers in the manner set forth in the Proposal. Nor does Schering-Plough's certificate of incorporation contain any provision allowing shareholders to limit the power and authority of the board of directors to establish the compensation of officers or otherwise to manage the business and affairs of Schering-Plough as contemplated by the Proposal. Accordingly, imposing a restriction on the board's authority to establish the compensation of officers through a by-law amendment, as the Proposal calls for, would violate Section 14A:6-1 of the NJBCA, which establishes the exclusive mechanisms for limiting the board's authority. The proper place for limiting the authority of Schering-Plough's board of directors would be Schering-Plough's certificate of incorporation, as specifically permitted by Section 14A:9-1(q) of the NJBCA.

II. The Proposal is Excludable under Rule 14a-8(i)(3) Because it is Vague and Indefinite and Therefore Misleading

Rule 14a-8(i)(3) allows a company to exclude a proposal or supporting statement that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Schering-Plough believes that the Proposal is contrary to the Commission's proxy rules because it contains materially false and misleading statements. A proposal is considered misleading for purposes of Rule 14a-8(i)(3) where it is so vague and indefinite that "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (July 30, 1992) (proposal relating to election of committee of small shareholders was excludable as vague and indefinite); Staff Legal Bulletin No. 14B, §B.1 (2004). See also *Woodward Governor Company* (November 26, 2003) (allowing exclusion of proposal calling for compensation of executives in upper management to be based on stock growth); *General Electric Company* (February 5, 2003) (allowing exclusion of proposal that all compensation for senior executives and directors not exceed more than 25 times average wage of hourly employees); *IDACORP, Inc.* (January 24, 2000) (proposal to amend certificate of incorporation to permit recall of directors and specifying procedures for such recalls was excludable as vague and indefinite).

The Proposal is replete with imprecise language, ambiguities, and internal inconsistencies, rendering the proposal misleading in violation of Rule 14a-9. For example, the Proposal:

- States that the Proposal applies only to non-deductible compensation, then purports to exclude from the shareholder approval requirement some forms of non-deductible compensation only if certain conditions are met;

- Purports in the resolution to apply to all officers, then says in the supporting statement that it applies only to executive officers;

- Says in the resolution that there is only one exception to the shareholder approval requirement, then refers to two additional exceptions in the supporting statement; and

- Refers to "performance based compensation" without ever making clear whether the term refers to performance-based compensation as defined in the Code or instead to compensation that meets the conditions specified in the Proposal.

The susceptibility of the Proposal to varying interpretations means that shareholders would have no idea what they were being asked to approve or would have different understandings of what the Proposal would require if it were approved. Similarly, if the Proposal were approved, Schering-Plough would be unable to determine what steps to take to implement it. Accordingly, the Proposal is vague and indefinite and is excludable under Rule 14a-8(i)(3).

The primary respects in which the Proposal is vague and indefinite are discussed below.

A. It is Unclear Whether the Proposal Relates Only to Non-deductible Compensation

Although the Proposal does not specifically refer to any provision of the Code, the Proposal appears to be based on Section 162(m) of the Code, which prohibits publicly held corporations from deducting, for federal income tax purposes, compensation paid to certain persons in excess of $1,000,000 for the taxable year. Section 162(m) limits the amount of deductible compensation payable to "covered employees," which the Code defines to include only the company's chief executive officer and the other "named executive officers" that are executive officers of the company as of the last day of the taxable year. Moreover, in calculating the amount of compensation paid to a covered employee during a taxable year, the company may exclude certain forms of compensation, including performance based compensation.[2] Generally, compensation is performance-based if (i) it is paid because the executive attained one or more performance goals, (ii) the performance goals were set by a compensation committee consisting solely of two or more outside directors, (iii) the terms under which the compensation is to be paid, including the performance goals, were approved by shareholders, and (iv) the compensation committee certified prior to payment that the performance goals were met. Compensation resulting from a stock option or stock appreciation right ("SAR") also is considered performance based, if the plan under which the option or SAR was granted was approved by shareholders, the grant of the option or SAR was approved by a compensation committee consisting solely of two or more outside directors, the plan specifies the maximum number of shares subject to options or SARs that may be awarded to an employee during a specified period, and the exercise price of the option or SAR was equal to or greater than the fair market value of the underlying stock on the date of grant.

It is unclear whether the Proposal seeks to require shareholder approval of officer compensation only if it is non-deductible for federal income tax purposes (*i.e.*, applies only to compensation paid to a covered employee that is not performance based and exceeds $1,000,000). At first glance, the Proposal appears to address only non-deductible compensation. The resolution included in the Proposal provides that "no officer of the Corporation shall receive

[2] Section 162(m) also permits the company to exclude commissions, contributions to qualified retirement plans, and other amounts that are excludible from the covered employee's gross income (such as tax-favored employee welfare benefits).

annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" without prior shareholder approval. In addition, the supporting statement begins by saying that "[t]his proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without securing shareholder approval" and ends by saying "I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, *if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes*." (Emphasis added.)

The scope of the Proposal is unclear, however, because the Proposal also states that, for purposes of the limit on executive compensation established by the Proposal, Schering-Plough may exclude (i) performance based compensation if Schering-Plough has disclosed to shareholders the specific performance goals and standards adopted for any performance based compensation plan, and (ii) compensation under an incentive stock option if Schering-Plough has expensed the fair value of the option in its financial statements. Because performance based compensation and compensation realized under an incentive stock option are (or at least may be) deductible for federal income tax purposes whether or not they satisfy these additional conditions, the conditions suggest that awards of performance based compensation and grants of incentive stock options may be subject to shareholder approval under the Proposal even if they are deductible.

B. It is Unclear How Votes Would Be Counted in Determining Compliance with the Shareholder Approval Requirement

As discussed in Section I.A above, the Proposal would prohibit Schering-Plough from paying to its officers compensation in excess of certain amounts without advance approval by "a vote of the majority of stockholders." As discussed in Section I.A above, this voting standard appears to impose a per capita voting requirement with respect to compensation subject to the Proposal, but also is susceptible of various other interpretations. To the extent that the voting standard set forth in the Proposal may be subject to different interpretations, it is vague and indefinite for purposes of Rule 14a-8(i)(3).

C. It is Unclear When Compensation Would Have to Be Approved By Shareholders

The Proposal would require that compensation exceeding the limits set forth in the Proposal be approved by shareholders "within one year preceding the payment of such compensation." The Proposal does not, however, indicate when compensation will be deemed "paid" for purposes of this requirement. In the case of compensation paid under a performance based plan, the payment date may be the date on which the compensation committee establishes the performance goals, or instead may be the date on which the committee certifies that the performance goals have been met. In the case of stock options, the date of payment may be interpreted to mean the date on which the option is granted, or instead may be interpreted to mean the date on which the option is exercised. (Generally, the compensation associated with the exercise of a stock option is considered earned, for tax purposes, at the time the stock option is exercised.)

D. It is Unclear What Types of Compensation Would be Subject to Shareholder Approvals

The Proposal would require shareholder approval of any "annual compensation" paid to an officer in excess of the deductibility limit. The Proposal does not define the term "annual compensation," and the term has no definition in the Code or the rules of the Commission (although shareholders might believe that "annual compensation" means the types of compensation appearing under that caption in the summary compensation table included in the proxy statement pursuant to Item 402(b) of Regulation S-K). If the Proposal were interpreted to apply solely to compensation that is non-deductible under the Code, then the Proponent's failure to define the term would be of little consequence, since the compensation subject to shareholder approval would be limited to "employee remuneration" that is non-deductible under applicable provisions of the Code. Given the uncertainty regarding the scope of the Proposal, however (see Section II.A above), shareholders and Schering-Plough are left to guess at the types of compensation, benefits, and perquisites that would have to be considered in determining what types of compensation might be subject to shareholder approval. The staff has previously allowed exclusion of a proposal seeking to limit executive compensation where it was unclear what compensation would be subject to the limit. See *PepsiCo, Inc.* (February 18, 2003) (proposal calling for $1,000,000 cap on "top salary" excludable as vague and indefinite where compensation subject to cap was to include "bonus, perks, [and stock options], ...prorated every year").

III. The Proposal Requires Schering-Plough to Identify the Proponent in the Proxy Statement and Therefore Violates Rule 14a-8(l)

The text of the Proposal includes the name and address of the Proponent, and a "Note" accompanying the Proposal states that the Proponent's name and address "are part of the argument in favor of the proposal." The Proponent's inclusion of his name and address in the Proposal is an obvious attempt to circumvent Rule 14a-8(l), which accords to the company, not the proponent, the discretion whether to include the proponent's name and address in the proxy statement or, instead, to undertake in the proxy statement to provide that information upon request. The Proponent's insistence that his identifying information be included in the proxy statement as part of the Proposal violates Rule 14a-8(l), and therefore the Proposal is excludable under Rule 14a-8(i)(3). At a minimum, if the Proposal is required to be included in Schering-

Plough's proxy statement, we request the staff's concurrence that Schering-Plough may delete the Proponent's name and address from the Proposal. See *Citizens Holding Company* (January 22, 2001); *Keystone Financial Inc.* (March 16, 1999); Staff Legal Bulletin No 14, § D (July 13, 2001).

The supporting statement also includes the name of a proponent who submitted a similar proposal to The MONY Group. Inclusion of the MONY shareholder's name is, we believe, inconsistent with the purpose of Rule 14a-8(l), which is to allow companies to prevent shareholders from using the company's proxy statement to promote themselves rather than their proposals. This purpose would be subverted if proponents were allowed to submit substantially similar proposals to different issuers and name each other in their submissions. Accordingly, if the Proposal is required to be included in Schering-Plough's proxy statement, we request the staff's concurrence that Schering-Plough may delete the MONY shareholder's name and address from the supporting statement.

IV. Implementation of the Proposal Would Require Schering-Plough to Amend its Certificate of Incorporation, and Therefore the Proposal is Beyond Schering-Plough's Power to Implement

Rule 14a-8(i)(6) allows exclusion of a proposal if the company lacks the power or authority to implement it. As discussed in Section I above, if Schering-Plough were to amend its by-laws in the manner described in the Proposal, the amended provision would be invalid under New Jersey law. Schering-Plough is therefore without power or authority to implement the Proposal.

The Proponent's apparent objective could be achieved only through amendment of Schering-Plough's certificate of incorporation. Amending the certificate of incorporation would require the approval of both the board of directors and Schering-Plough's shareholders. Because Schering-Plough has no control over whether shareholders would approve such an amendment, Schering-Plough is without power or authority to achieve the Proponent's apparent objective even through a charter amendment. See *PG&E Corporation* (January 22, 2001) (proposed bylaw amendment requiring that directors on key committees meet certain criteria was beyond company's power to implement because company could not control who shareholders elected).

V. The Proposal Seeks to Limit the Board's Authority to Award Compensation to All Officers and Therefore is Excludable as "Ordinary Business" under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to exclude a proposal that "deals with a matter relating to the company's ordinary business operations." The purpose of the exclusion is to reserve to management and the board of directors the day-to-day operation of the company's business, and is based on the notion that shareholders have too little experience with or knowledge of the details of the company's routine operations to make informed judgments about them as part of the proxy process. See Release No. 34-12999 (November 22, 1999). Where a proposal relating to the company's business operations raises a "significant policy" issue, however, the proposal will not be considered excludable as "ordinary business."

The staff generally has considered the compensation of employees to be a matter of ordinary business and therefore generally has allowed exclusion of proposals that seek to regulate employee compensation. Beginning in 1992, however, the staff began to treat compensation of directors and executive officers as a significant policy issue, and no longer permitted exclusion of proposals under Rule 14a-8(i)(7) if they sought to restrict the compensation of executive officers and directors. See, e.g., *International Business Machines Corporation* (February 13, 1992). The staff has applied this exception, however, only to proposals that are limited to the compensation of directors and executive officers, and has continued to allow exclusion of proposals that seek to restrict the compensation of a broader class of employees, including proposals that seek to limit the compensation of all officers. See, e.g., *El Paso Energy Corporation* (March 8, 2001). The Proposal purports to limit the amount of compensation that may be paid to any officer, not just executive officers. Accordingly, the Proposal may be excluded under Rule 14a-8(i))(7) unless the Proponent agrees to revise it to apply only to executive officers. See Staff Legal Bulletin No. 14, § E.5 (July 13, 2001).

Conclusion

Based on the foregoing, we request your concurrence that the Proposal may be omitted from Schering-Plough's Annual Meeting proxy materials. If you would like to discuss the Proposal or any of the matters discussed in this letter, please feel free to call me at (202) 637-5737.

Sincerely,



Alan L. Dye

Enclosures

ccs: Susan Ellen Wolf
William Steiner
John Chevedden

EXHIBIT A

Copy of Proposal and Related Correspondence

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Received on IR fax 10/8/04

Mr. Fred Hassan
Schering-Plough Corporation (SGP)
2000 Galloping Hill Rd
Kenilworth NJ 07033

Dear Mr. Hassan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

9/28/04
Date

cc: Joseph J. Larosa, Corporate Secretary
PH: 908 298-4000
FX: 908 298-7082

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.



Schering-Plough

Direct Dial: (908) 298-7354
Direct Fax: (908) 298-7303
Email: susan.wolf@spcorp.com

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033-0530
Telephone (908) 298-4000

October 19, 2004

VIA FEDERAL EXPRESS

✓ Mr. William Steiner
112 Abbottsford Gate
Piedmont, NY 10968

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Gentlemen:

Mr. Steiner's letter to Fred Hassan, Chairman and Chief Executive Officer of Schering-Plough Corporation, dated September 28, 2004, and the attached shareholder proposal were first received in Schering-Plough's Investor Relations Department on October 8. It was forwarded to me for handling because I am the Corporate Secretary.

We have not yet received proof of Mr. Steiner's stock ownership, a procedural requirement under Rule 14a-8. Please provide such proof of ownership as is specified by Rule 14a-8(b) within 14 calendar days of receipt of this notice by providing either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, on September 28, 2004, when Mr. Steiner submitted the proposal, he had continuously held the securities for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting Mr. Steiner's ownership of shares as of or before the date on which the one-year eligibility period begins and Mr. Steiner's written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

Kindly provide the information to me at the following address or fax number:

Susan Ellen Wolf
Secretary, Associate General Counsel
and Staff Vice President
2000 Galloping Hill Road
Kenilworth, NJ 07033
FAX: (908) 298-7303

As noted in SEC Staff Legal Bulletin No. 14B, a copy of Rule 14a-8 is enclosed for your reference.

Please do not hesitate to call me if you have questions.

Cordially,



Susan Ellen Wolf
Secretary, Associate General
Counsel and Staff Vice President

62259

consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) the security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 43-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-5276, January 30, 1956, 21 F. R. 578; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-31326 (¶ 85,051), effective October 22, 1992, 57 F.R. 48276; Release No. 34-35036 (¶ 85,459), effective December 17, 1994, 59 F.R. 63676; Release No. 34-37183 (¶ 85,805), effective June 14, 1996, 61 F.R. 24652; Release No. 33-7912 (¶ 86,404), effective December 4, 2000, 65 F.R. 65736.]

[¶ 24,012] Shareholder Proposals

Reg. § 240.14a-8.

→Proposed to be amended in Release No. 34-48626 (¶ 87,101), comments due December 22, 2003, 68 F.R. 60784.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for

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shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's

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principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting

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the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its

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definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements

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no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶ 77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶ 78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶ 80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶ 81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶ 82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶ 83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶ 83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶ 84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶ 86,018), effective June 29, 1998, 63 F.R. 29106.]

[¶ 24,013] False or Misleading Statements

Reg. § 240.14a-9. (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431;

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Schering-Plough

Direct Dial: (908) 298-7354
Direct Fax: (908) 298-7303
Email: susan.wolf@spcorp.com

Schering Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033-0530
Telephone (908) 298-4000

October 19, 2004

VIA FEDERAL EXPRESS

Mr. William Steiner
112 Abbottsford Gate
Piedmont, NY 10968

✓Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Gentlemen:

Mr. Steiner's letter to Fred Hassan, Chairman and Chief Executive Officer of Schering-Plough Corporation, dated September 28, 2004, and the attached shareholder proposal were first received in Schering-Plough's Investor Relations Department on October 8. It was forwarded to me for handling because I am the Corporate Secretary.

We have not yet received proof of Mr. Steiner's stock ownership, a procedural requirement under Rule 14a-8. Please provide such proof of ownership as is specified by Rule 14a-8(b) within 14 calendar days of receipt of this notice by providing either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, on September 28, 2004, when Mr. Steiner submitted the proposal, he had continuously held the securities for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting Mr. Steiner's ownership of shares as of or before the date on which the one-year eligibility period begins and Mr. Steiner's written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

Kindly provide the information to me at the following address or fax number:

> Susan Ellen Wolf
> Secretary, Associate General Counsel
> and Staff Vice President
> 2000 Galloping Hill Road
> Kenilworth, NJ 07033
> FAX: (908) 298-7303

As noted in SEC Staff Legal Bulletin No. 14B, a copy of Rule 14a-8 is enclosed for your reference.

Please do not hesitate to call me if you have questions.

Cordially,



Susan Ellen Wolf
Secretary, Associate General
Counsel and Staff Vice President

62259

consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) the security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 43-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-5276, January 30, 1956, 21 F. R. 578; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-31326 (¶ 85,051), effective October 22, 1992, 57 F.R. 48276; Release No. 34-35036 (¶ 85,459), effective December 17, 1994, 59 F.R. 63676; Release No. 34-37183 (¶ 85,805), effective June 14, 1996, 61 F.R. 24652; Release No. 33-7912 (¶ 86,404), effective December 4, 2000, 65 F.R. 65736.]

[¶ 24,012] Shareholder Proposals

Reg. § 240.14a-8.

»→Proposed to be amended in Release No. 34-48626 (¶ 87,101), comments due December 22, 2003, 68 F.R. 60784.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for

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shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's

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principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting

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the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its

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definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements

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no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 246; Release No. 34-8206 (¶77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶86,018), effective June 29, 1998, 63 F.R. 29106.]

[¶24,013] False or Misleading Statements

Reg. § 240.14a-9. (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431;

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DJF

DISCOUNT BROKERS

Date: 22 October 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 3500 shares of Schering Plough Corp.; having held at least two thousand dollars worth of the above mentioned security since the following date: 10/25/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-27-04 # of pages ▶ 1
To Susan Wolf	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 908-298-7303 -7082	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

EXHIBIT B

Copy of Opinion Letter of Pitney Hardin LLP

PITNEY HARDIN LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1015

NEW YORK, NEW YORK
(212) 297-5800
FACSIMILE (212) 916-2940

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

December 9, 2004

Schering-Plough Corporation
Office of the Corporate Secretary
2000 Galloping Hill Road
Kenilworth, New Jersey 07033

Re: Shareholder Proposal of William Steiner

You have asked that we act as counsel to Schering-Plough Corporation, a New Jersey corporation ("Schering-Plough"), in connection with the application of New Jersey law to shareholder proposals for the 2005 Schering-Plough annual meeting (the "2005 Annual Meeting") including the proposed by-law amendment submitted by William Steiner for inclusion in proxy materials for the 2005 Annual Meeting. The proposed by-law amendment, attached hereto as Exhibit A, would prohibit Schering-Plough from paying to any officer annual compensation in excess of the deductibility limits established by the Internal Revenue Code unless the payment were approved by a vote of a majority of Schering-Plough's shareholders within one year preceding the payment.

You have asked our opinion as to whether the proposed by-law amendment would be valid if approved by the shareholders of Schering-Plough. For the reasons we have set forth herein, we conclude that it would not.

Voting plurality required by proposed by-law is not consistent with New Jersey law. Under the proposed by-law amendment, the amount of compensation for officers would be restricted, unless greater compensation were approved by a "vote of the majority of the stockholders." The proposal does not explain what "a majority of the stockholders" means, but the phrase could be interpreted to mean (i) approval by a majority of the persons holding Schering-Plough shares, without regard to the number of shares owned by each such person, (ii) approval by holders of a majority of the shares outstanding at the time of the vote or (iii) approval by holders of a majority of the shares present at the meeting of the shareholders at which the vote is taken. If the proposed by-law is interpreted to have any of these meanings, the by-law would not be valid under Section 14A:5-11(1) of the New Jersey Business Corporation Act (the "Act").

Section 14A:5-11(1) of the Act provides that, "[w]henever any action, other than the election of directors, is to be taken by a vote of the shareholders, it shall be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon, unless a greater plurality is required by the certificate of incorporation or another section of this [A]ct." In other words, New Jersey is a "votes cast" state; matters voted upon by shareholders are approved, as a matter of law, upon the affirmative vote of a majority of the votes cast at the meeting. The total number of shareholders, the total number of shares outstanding, and the total number of shares represented at the meeting are not relevant for matter approval except for determining the presence of a quorum. Abstentions are not counted; a matter is approved if the number of shares voted "yes" exceeds the number of shares voted "no." Any variance of the "majority of votes cast" standard is valid only if included in the certificate of incorporation. Section 14A:5-11(1) of the Act. We have reviewed the certificate of incorporation of Schering-Plough. It does not contain any provision permitting a voting standard other than a majority of votes cast except for specific items which are not related to officer compensation.

Accordingly, under any of the meanings of the phrase "a majority of the stockholders," the proposed by-law amendment would not be valid. *See Penn-Texas Corp. v. Niles-Bement-Pond Co.*, 34 N.J. Super. 373, 378 (1955) (stating that a "by-law or an amendment to a by-law which is repugnant to any part of our Corporation Act is illegal and void").

By-law restrictions on Board discretion and power to approve compensation not consistent with New Jersey law. Section 14A:6-1 of the Act requires the business and affairs of Schering-Plough to be managed by its board of directors, "except as in this [A]ct or in its certificate of incorporation otherwise provided." The Act was adopted in 1968 and became effective on January 1, 1969. Prior to the adoption of the Act, the "old" statute ("Title 14") had a similar requirement for the management of the affairs of the corporation (Section 14:7-1 of Title 14) but did not include the current language providing that the requirement of the board to manage the corporation could be limited by provisions in the certificate of incorporation.

The comment by the drafters of the Act (the 1968 Commissioner's Comment regarding Section 14A:6-1) explains that the words, "except as in this [A]ct or in its certificate of incorporation otherwise provided," were not in Title 14 and were intended to effect a change in the law. The comment explains that the Act permits restrictions on the discretion or powers of the board, provided the restrictions are set forth in the certificate of incorporation and are not otherwise prohibited by law. Section 14A:2-7(1)(f) of the Act provides that limitations on the powers of the board may be included in a certificate of incorporation; Section 14A:9-1(q) of the Act provides that limitations on the powers of the board may be added to the certificate of incorporation by amendment.

Absent a valid restriction on the discretion or powers of the board, the board of directors is solely responsible for the management of the corporation. *See Madsen v. Burns Bros.*, 108 N.J. Eq. 275, 281 (N.J. Ch. 1931); *Elevator Supplies Co. v. Wylde*, 106 N.J. Eq. 163, 166 (N.J. Ch. 1930). The authority of the directors in the conduct of the business of the corporation must be regarded as absolute when they act within the law. *Elevator Supplies Co.*, 106 N.J. Eq. at 164. It is well settled under New Jersey law that directors have the discretionary power to employ, fix compensation, and generally to use legitimate ends and means to retain employees or induce them to continue in the corporation's service and in such matters the honest exercise of business judgment is controlling. *Eliasburg v. Standard Oil Co.*, 23 N.J. Super. 431, 440 (1952); *Riddle v. Mary A. Riddle Co.*, 142 N.J. Eq. 147, 150 (N.J. Ch. 1948); *see also Fletcher Cyclopedia of the Law of Private Corporations* §2124 (1995 Rev. Vol.) (stating that, in the absence of evidence to the contrary, the authority to fix an officer's salary is presumed to be vested absolutely in the board of directors).

In New Jersey, questions of management, adequacy of consideration (to the extent that it is not grossly disproportionate), and use of corporate funds to advance corporate interest are "left solely to the honest decision of the directors if their powers are without limitation and free from restraint," because any other policy would "substitute the judgment and discretion of others in place of those determined on by the scheme of the corporation." *See Eliasburg*, 23 N.J. Super. at 441 (citing *Ellerman v. Chicago Junction Railways, etc.*, 49 N.J. Eq. 217, 232 (N.J. Ch. 1891)).

Because any restriction on the authority of a board of directors must be set forth in a corporation's certificate of incorporation, and because New Jersey law provides that the authority to determine compensation is vested solely in the board, restrictions on a board's authority to determine compensation provided solely in a corporation's by-laws are invalid under New Jersey law and of no force and effect.

We have reviewed the certificate of incorporation of Schering-Plough. It does not contain any provision granting to the shareholders the right to limit the discretion or power of the board of directors. Because it is the duty of the board of directors, in managing the affairs of Schering-Plough, to determine the salaries of officers, the proposed by-law amendment would not be valid because it would restrict the discretion or power of the board without a corresponding provision in the certificate of incorporation.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the law of the State of New Jersey and the federal law of the United States.

Except for submission of a copy of this letter to the Securities and Exchange Commission, including its staff, in connection with its consideration of inclusion and exclusion of materials in Schering-Plough's proxy materials for its 2005 annual meeting, this letter is not to be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,



PITNEY HARDIN LLP

<u>Exhibit A</u>

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Proponent: William Steiner

Ladies and Gentlemen:

The company does not address whether "majority of the stockholders" is commonly used by the management of companies interchangeably to mean majority vote or one share, one vote.

To facilitate proposal acceptance this shareholder proposal was drafted based on the text of the proposal in The MONY Group Inc. (February 18, 2003) which had already been decided by the Office of Chief Counsel. The text of the Staff Reply Letter follows:

[STAFF REPLY LETTER]

February 18, 2003

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The MONY Group Inc.

Incoming letter dated December 26, 2002

The proposal would amend MONY's by-laws to limit any officer from receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee enumeration, without approval by a majority of the stockholders within one year preceding the payment of such compensation.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to conclude that MONY has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

/s/

Alex Shukhman

Attorney-Advisor

We believe that the MONY precedent should be upheld and that the company no action request not be concurred with.

Additionally there are a number of defects in the company no action request such as:

It is not believed valid that the company place great reliance "Item 402 of Regulation S-K" unless the company can support that a substantial percentage of shareholders would claim that their primary understanding of "annual compensation" is based on their analysis of "Item 402 of Regulation S-K." Contrary to the purported company analogy there is no text in this proposal similar to a "Top Salary" being "capped."

The company does not claim that shareholders are unfamiliar with the concept of "annual compensation" in spite of the fact that companies have devised a vast number of complex formulas to calculate "annual compensation."

Obfuscation of Pay Issue

According to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law, page 21:

"Indeed it its worth noting that although star athletes are highly paid, some more than the average S&P 500 CEO, their compensation arrangements lack the features of executive pay arrangements that managerial influence produces. After the compensation packages of star athletes are negotiated, clubs have little reason to try to camouflage the amount of pay and to channel pay through arrangements designed to make the pay less visible. While athletes are paid generously during the period of their contracts, clubs generally do not provide them with a large amount of compensation in the form of postretirement perks and payments. Clubs also generally do not provide athletes with complex deferred-compensation arrangements that serve to obscure total pay. And when clubs get rid of players, they do not provide athletes with large gratuitous payments in addition to the players' contractually entitled payouts. As we shall see, however, these are all common practices in the area of executive compensation. Executive are not like star athletes."

Also according to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," page 67:

"That gives you an idea of the nature of the disclosures [in the executive compensation section]: it was legalistic, turgid, and opaque; the numbers were buried somewhere in the fourteen pages. Someone once gave a series of institutional investor analysts a proxy statement and asked them to compute the compensation received by the executive covered in the proxy statement. No two analysts came up with the same number. The numbers that were calculated varied widely."

I believe this proposal is consistent with SLB No. 14A, particularly with the following text:

* We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).5

The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."6 The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."7

We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.8

I believe this proposal raises public policy issues so significant that it would be appropriate for a shareholder vote. Furthermore the company has not shown that shareholders would not understand the principle of this proposal – to subject high levels of executive pay to shareholder vote.

The company is implicitly arguing that since companies fail to make executive pay as transparent and quantifiable as that of other highly paid employees, such as star athletes, that companies should be able to exploit their obfuscation of pay and use it as a grounds to exclude shareholder proposals on executive pay.

The no action process makes it abundantly clear that companies have access to corporation law experts who claim to be capable of making sense of text that would be obscure to the small shareholders.

Contrary to the company argument, rule 14a-8(i)(6) does not contain the word "guarantee." Significantly the company fails to claim that the company is completely powerless to implement the proposal. The company more than likely has the power to implement the proposal in terms of obtaining the required number of votes – especially if the company sponsors the proposal in its proxy materials, recommends a yes-vote and solicits shares that are slow in casting ballots.

The company argument is incomplete because it does not even address the fact that the company clearly has the power to seek the required shareholder vote at more than one annual meeting. The company does not claim that the proposal has a time limit.

The company gives no past example of its purported powerlessness in obtaining shareholder votes for its own ballot items. The company failed to name a single company ballot item in the past decade on which the required shareholder vote was not obtained for the company's own ballot items.

This is a false statement, "Schering-Plough has no control over whether shareholders would approve such an amendment." The company has control over many factors which would influence shareholder approval. For example the company would control publishing the proposal in its annual proxy, publishing the proposal in a presentable manner, supporting the proposal with recommending a yes vote.

The company does not address its power to amend its certificate of incorporation and the great persuasive power the company has by recommending shareholders approve a company ballot item.

There is an analogy to professional football in regard to the company's power to implement. All NFL football teams have the power to make a touchdown. That does not mean that a team can "guarantee" that it will make a touchdown in a given game. And the fact that no team can guarantee that it will make a touchdown during a given game does not mean that any NFL team lacks the power to make a touchdown.

The company does not address whether "majority of the stockholders" is commonly used by the management of companies interchangeably to mean majority vote or one share, one vote.

The company apparently seeks a clarification under rule 14a-8(i)(7). This is not believed necessary but we would be glad to accommodate.

For these reasons it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc:
William Steiner
Susan Wolf

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
FX: 202-942-9525

January 11, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

This is a supplement to the January 7, 2004 Shareholder Position Letter.

The company does not address whether "majority of the stockholders" is commonly used by the management of companies and corporate governance academia interchangeably to mean majority vote or one share, one vote.

Additional text at the beginning of the proposal makes it clear in calling for "shareholder approval." "Shareholder approval" is consistent with one share, one vote:
"This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing *shareholder approval*."

In the alternative SLB No. 14 allows shareholders under limited circumstances to revise their proposals and we would be glad to do so:

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.

There is an analogy to professional football in regard to the company's power to implement. All NFL football teams have the power to make a touchdown. That does not mean that a team can "guarantee" that it will make a touchdown in a given game. And the fact that no team can guarantee that it will make a touchdown during a given game does not mean that any NFL team lacks the power to make a touchdown.

The following quote is in regard to the company claim that its position should be favored because of the complex structure of executive compensation.

"One of the great, as-yet-unsolved problems in the country today is executive compensation and how it its determined."

SEC Chairman William Donaldson, 2003

From "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law. The quote is from the beginning of Chapter 15, Improving Executive Compensation.

The following headline, sub-headline and text is from the January 9, 2005 issue of the Los Angeles Times:
"SEC Chief Bent On Reform
"* William H. Donaldson says he is taking aim at executive pay and fund trading abuses in 2005.
"Despite friction with business lobbyists, it appears that the SEC chairman will continue as Washington's top cop for the investment world, pursuing an aggressive 2005 agenda that will take aim at issues including executive pay and the mechanics of stock trading.
In an interview, Donaldson ..."

Reference:
http://www.latimes.com/business/la-fi-sec9jan09,0,6106173.story?coll=la-home-business

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc:
William Steiner
Susan Wolf

HOGAN & HARTSON

L.L.P.

ALAN L. DYE
PARTNER
(202) 637-5737
ALDYE@HHLAW.COM

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

January 14, 2005

By Hand

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Schering-Plough Corporation – Shareholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

On behalf of Schering-Plough Corporation, we are submitting this letter to supplement our letter to you dated December 9, 2004, relating to Schering-Plough's intention to exclude from its proxy materials for its 2005 annual meeting of shareholders a shareholder proposal submitted by William Steiner. The purpose of this submission is to provide the Staff with an additional opinion of Pitney Hardin LLP, as further support for Schering-Plough's position that the proposal (i) would cause Schering-Plough to violate state law, and therefore is excludable under Rule 14a-8(i)(2), and (ii) is beyond Schering-Plough's power or authority to implement, and therefore is excludable under Rule 14a-8(i)(6).

Should you have any questions regarding this letter or the enclosed legal opinion, please feel free to give me a call.

Very truly yours,



Alan L. Dye

cc: Susan Ellen Wolf
William Steiner
John Chevedden

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PITNEY HARDIN LLP

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January 12, 2005

Schering-Plough Corporation
Office of the Corporate Secretary
2000 Galloping Hill Road
Kenilworth, New Jersey 07033

Re: Shareholder Proposal of William Steiner

We refer you to our opinion letter to Schering-Plough Corporation, a New Jersey corporation ("Schering-Plough"), dated December 9, 2004, subject as above, in connection with the application of New Jersey law to a shareholder proposal for a proposed by-law amendment submitted by William Steiner for inclusion in proxy materials for the 2005 Schering-Plough annual meeting (the "2005 Annual Meeting"). The proposed by-law amendment would prohibit Schering-Plough from paying to any officer annual compensation in excess of the deductibility limits established by the Internal Revenue Code unless the payment were approved by a vote of a majority of Schering-Plough's shareholders within one year preceding the payment.

You have asked us whether the proposed by-law, which requires that compensation be approved by "a vote of the majority of the stockholders," would be valid under Section 14A:5-10 of the New Jersey Business Corporation Act (the "Act"), which provides, "Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, unless otherwise provided in the certificate of incorporation." For the reasons we have set forth herein, we conclude that it would not.

Voting per capita as required by proposed by-law is not consistent with New Jersey law. Under the proposed by-law amendment, the amount of compensation for officers would be restricted, unless greater compensation were approved by a "vote of the majority of the stockholders." As written the proposed by-law would require approval by a majority of the persons holding Schering-Plough shares, without regard to the number of shares owned by each such person. In other words, the voting would be by holder rather than by the vote of the shares held by such holders. We refer to this as "per capita" voting because it is based on the number of shareholders voting and not the number of shares held by those voting. Per capita voting is prohibited by Section 14A:5-10 of the Act and by case law. Such voting also is prohibited by

Section 14A:5-11(1) of the Act as discussed in the referenced opinion letter. In this letter, we have confined our opinion to Section 14A:5-10 of the Act.

Section 14A:5-10 of the Act has been in effect without change since the Act became effective in 1969. Its predecessor, Section 14:5-12, also set forth a "one vote per share" standard, but permitted a corporation to vary from that standard by a provision in its certificate of incorporation or by-laws. The drafters of the Act intentionally limited the ability of a corporation to vary the "one vote per share" standard, by requiring that any variance be set forth in a corporation's certificate of incorporation. In the Commissioner's Comment to Section 14A:5-10 of the Act, the drafters stated, "This section requires that the provision for such a departure [from one vote per share] appear in the certificate of incorporation."

We have reviewed the Certificate of Incorporation of Schering Plough. It does not contain, for any of its outstanding shares, any provision permitting a variance of one vote per share.

In per capita voting, because the holder of one common share would have the same voting power as the holder of 100 common shares, shares within the same class would have different voting power (i.e. each of the shares held by the owner of few common shares would have more voting power than each of the shares held by the owner of many common shares). Although New Jersey law allows different classes of shares to have different voting power by permitting a certificate of incorporation to provide that shares of one class have more or less votes per share than the votes permitted for a different class of shares, corporations are not permitted to make distinctions within a class to provide greater power for some shares and less power for other shares within the class of shares. *See Asarco v. Court*, 611 F.Supp. 468, 477 (N.J. 1985) (finding that increased voting power for some shares, relative to other shares in the same class, based on the number of shares held by the stockholder, is prohibited); *see also Faunce v. Boost Co.*, 15 N.J. Super. 534 (Ch. Div. 1951) (providing that the right to vote is a basic contractual right, of which the shareholder cannot be deprived without consent and that a majority may not disenfranchise a minority by taking voting power from certain shares and allocating it to other shares).

Accordingly, the per capita provision of the proposed by-law amendment would not be valid. *See Penn-Texas Corp. v. Niles-Bement-Pond Co.*, 34 N.J. Super. 373, 378 (1955) (stating that a "by-law or an amendment to a by-law which is repugnant to any part of our Corporation Act is illegal and void"). If the proposed by-law amendment were approved by the shareholders of Schering-Plough, it would be invalid and Schering-Plough could not enforce the provision.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the law of the State of New Jersey and the federal law of the United States.

Except for submission of a copy of this letter to the Securities and Exchange Commission, including its staff, in connection with its consideration of inclusion and exclusion of materials in Schering-Plough's proxy materials for its 2005 annual meeting, this letter is not to be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,



PITNEY HARDIN LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Schering-Plough Corporation
Incoming letter dated December 9, 2004

The proposal recommends that Schering-Plough amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of "the majority of the stockholders," subject to the conditions and exceptions contained in the proposal.

There appears to be some basis for your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Schering-Plough to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Schering-Plough omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Schering-Plough relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel